August 8, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549-3628

Attention:	Jeffrey Riedler
Assistant Director

Re:	Cadista Holdings Inc.
Registration Statement on Form 10-12(G)
Filed July 13, 2011
File No. 000-54421

Dear Mr. Riedler:

The purpose of this letter is to provide the Company’s responses to the July 26, 2011 Comment Letter (the “Comment Letter”) to Mr. Mandan, the Chief Financial Officer of Cadista Holdings Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provides certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.  The page references in this letter correspond to the page references in the marked courtesy copy of the Registration Statement on Form 10, which is being delivered by hand.

Form 10-12(G)

Item 1. Business

COMMENT 1.
We note your disclosure on page 9 that you have already received FDA approval for Risperidone. Please revise your disclosure at pages 5, 8, 11, 20, 70 and as necessary throughout the registration statement, to clarify that Lamotrigine chewable tablets, Donepezil Hydrochloride Tablets and Risperidone are three products covered under your Master Supply Agreement that have already received FDA approval.

E-mail: michael.epps@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3576	Newark, New Jersey 07102
Direct Fax: 973.491.3487	Phone: 973.491.3600 \ Fax: 973.491.3555
5591298-1
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Paul D. Drobbin \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

ATTORNEYS AT LAW \ WWW.LECLAIRRYAN.COM

August 8, 2011

Response:
Page 10 of the Form 10 identifies the Company’s FDA approved products at March 31, 2011.  Among the listed products is Risperidone tablets in 0.25, 0.5, 1.0, 2.0, 3.0 and 4.0 mg strengths, which are the generic equivalents of the brand product Risperdal®.  Cadista’s currently approved Risperidone tablets product is a different product from the Risperidone orally disintegrating tablet (“ODT”) product that is one of the four products covered by the 2011 Master Supply Agreement with Jubilant.  The Risperidone ODT product covered under the 2011 Master Supply Agreement is the generic equivalent of Risperdal® M-Tabs and has not yet received FDA approval.  As such, of the four products covered by the 2011 Master Supply Agreement (Lamotrigine Chewable tablets, Risperidone ODT, Donepezil and another product, which has received confidential treatment by the Commission), two have received FDA approval (Lamotrigine Chewable tablets and Donepezil) and two are awaiting FDA approval (Risperidone ODT and the other product that has received confidential treatment).  We have revised our disclosure on pages 6, 8, 10, 11, 12, 22 and 74 of the Form 10 to clarify the description of the four products covered by the 2011 Master Supply Agreement (the identity of one of which has been granted confidential treatment by the Commission) and to indicate the two products for which FDA approval has been received.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

COMMENT 2.
We note your disclosure at page 52 that you are currently performing services pursuant to a development contract that you entered into in 2010. Please revise your disclosure to provide the following information about this agreement:

•	The parties to the agreement;
•	The services provided by the company;
•	The amount paid to date under the agreement;
•	The aggregate amount of potential milestones payments that may be paid; and
•	Any other material obligations of the contracting parties.

August 8, 2011

Please also file this agreement as an exhibit to your registration statement or provide an analysis as to why it is not required to be filed.

Response:
We have revised the applicable disclosure of (now appearing on page 52) of the Form 10 to respond to the Commission’s comment, including a description of the services provided by Cadista, the payments received by Cadista under the contract through June 30, 2012, the aggregate amount of potential milestones that may be paid, and that the development agreement is with a large pharmaceutical company.  Please note, however, that since the revenues generated by Cadista under this agreement represent approximately 2.8% and 1.9% of Cadista’s revenues for fiscal 2010 and 2011, respectively, and have been non-existent in Cadista’s fiscal year 2012 (due to delays in direction from the contracting party), the Company does not consider this contract and its corresponding payments to be material to an investor or a contract for which its business is substantially dependent.  As such, the identity of the contracting party has not been provided (other than to identify a “large pharmaceutical company”), and the agreement has not been attached as an exhibit to the Form 10 in reliance on Item 601(b)(10)(ii)(B) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations  Critical Accounting Policies

Revenue Recognition and Provision for Sales Returns and Allowances, page 44

COMMENT 3.
Please refer to prior comment 13. Your disclosure on page 52 indicates that one-half of total specified payments were received upon execution of this agreement, which you then deferred and will recognize in proportion to the completion of future development milestone activities. You state that these specified payments represented approximately 5% of fiscal 2011 revenues or approximately $2 million. However, deferred revenues at March 31, 2011were only $249,000. Please tell us the amount of payments received through March 31, 2011, the development milestones completed and amounts recognized to date. Explain any inconsistencies between revenues recognized to date and the milestone payment percentages disclosed on page 52. Also, tell us your basis in the accounting literature upon which you relied in determining your accounting treatment for the transfer of certain equipment by the Development Requesting Party.

August 8, 2011

Response:
The 5% figure referred to in our prior response to comment 13, was intended to convey that if the total revenues that have been generated over the past two fiscal years and are expected to be generated under this contract were added up, the aggregate amount would still be less than 5% of the Company’s revenues for its 2011 fiscal year.  More specifically (as pointed out in our response to Comment 2),  the revenues generated under this agreement for fiscal 2010 and 2011, represented 2.8% and 1.9% of the Company’s revenues for such years, respectively.  To date, in fiscal year 2012 no revenues have been generated under this Agreement.  Accordingly (as also pointed out in our response to Comment 2), the Company does not consider this contract to be material to an investor or a contract on which its business is substantially dependent.

As described on page 52, the Company generally records revenue from its activities with respect to this contract based on the percentage of completion method.  Revenue with respect to the equipment transferred to it, without charge, at the commencement of the contract and subsequent modifications of equipment are recorded based upon the estimated life of the project.  To date the total payments received by the Company under the contract have aggregated approximately $1.822 million, consisting of the following: $0.515 million paid by the transfer of the equipment to the Company, without charge, upon the entering into the contact (the $0.515 amount was determined by the Company based upon its fair market value on the date of transfer); $0.711 million that was paid with respect to the completion of the first five milestones (which includes the $0.435 million that was paid to the Company upon execution of the contract);  $0.255 million that was paid in connection with modifications to equipment requested by the other contracting party; $0.334 million that was paid in connection with additional activities, as part of the activities described in the contract, that were not initially contemplated by the contract; and $0.007 million that was paid with respect to handling charges. The Company has completed the first five milestones and has commenced the activities contemplated by the sixth milestone (which is the final milestone).

August 8, 2011

Deferred revenue as of March 31, 2011 consists of a portion of the following aggregate $1.104 million of payments:  the $0.255 million that was paid with respect to equipment modifications; the $0.334 million that was paid in connection with additional activities; and $0.515 million paid by transfer of equipment.  Upon the achievement of a milestone, one-half of the amount that is invoiced by the Company with respect to the $0.87 million of aggregate milestone payments is paid by crediting a portion of the $0.435 million that was paid to the Company upon execution of the contract; the balance of the uncredited portion (which currently is approximately $0.079 million) is netted out of its accounts receivable.  The $0.249 million of recorded amount of deferred revenue as of March 31, 2011 constitutes approximately 22.6% of the aggregate of $1.104 million of payments, which is somewhat higher than the 18.33% (of the total of $0.87 million of milestone payments) due upon completion of the sixth and final milestone, because the Company recognizes the revenue with respect to the equipment that was transferred to it without charge and equipment modifications based upon the estimated life of the project, which does not correlate precisely with the portion of the total milestone payments represented by the sixth milestone payment.

The accounting literature upon which the Company determined its accounting treatment for the transfer of equipment by the Development Requesting Party was ASC 845-10-30.

Item 6. Executive Compensation, page 63

COMMENT 4.
We note your response and amended disclosure in relation to comment 19. We also note your statement that the targets for your Revenues and EBITDA performance objectives are confidential and would cause competitive harm to the company if disclosed. Instruction 4 to Item 402(b) of Regulation S-K provides for relief regarding target levels of achievement with respect to specific performance-related factors or other factors or criteria which are confidential and would result in competitive harm for the registrant. In order to qualify under that standard, the information must not only be confidential and competitively harmful but also not material for an investor’s understanding. Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant’s compensation policies and decisions regarding its named executive officers. In this regard, we view historical targets for performance objectives based on Revenues and EBITDA to be material and necessary for an investors understanding of how and why performance bonuses are awarded to NEOs. Moreover, your Revenues and EBITDA targets are tied to company-wide financial results that are publicly reported and it is unclear how disclosure of the targets for these performance measures would provide competitors with sufficiently-specific information about future operations and strategy to cause the company competitive harm. To the extent that the company is concerned that the disclosure of specific targets for financial objectives would be viewed as financial projections, the company may include additional disclosure clarifying that targets for financial performance objectives are used only for purposes of assessing executive compensation. In this regard, please also note that we are requesting disclosure of historical targets for financial performance objectives and not targets for future financial performance.

August 8, 2011

In light of the forgoing, please confirm that when you calculate the performance bonuses for your NEOs for Fiscal 2011, you will disclose the following information:

•	the numerical target for your revenue performance objective;
•	the numerical target for your EBITDA performance objective;
•	the numerical target for any other financial performance objectives used to determine the annual performance bonus for NEOs; and
•	whether each financial and non-financial performance objective was achieved and the degree of achievement.

In addition, please expand your disclosure with regard to the non-numerical performance objectives to discuss:

•	how the company assesses “time delivery” in determining achievement of the Service Level performance objective; and

•	how the company assesses “first-time execution” in determining achievement of the Quality Compliance performance objective.

Response:	We made the requested changes in Item 6 and also updated that Item to reflect the actual bonuses paid to named executive officers. We also re-filed Exhibit 10.32 to reflect our updated discussion.

Consolidated Financial Statements

5. Accounts Receivable, page F-14

COMMENT 5.
Please refer to prior comment 22. Please revise your disclosure to explain why your accounts receivable increased, how you determined the adequacy of your $58,000 allowance for doubtful accounts and the factors underlying the $161,000 of write offs in fiscal 2011.

August 8, 2011

Response:	Additional disclosure has been added in response to the comment on pages 57-58.

21. Related Parties, page F-24

COMMENT 6.
Please refer to prior comment 25. We acknowledge that the 2011 Master Supply Agreement and the 2011 Toll Manufacturing Conversion Agreement occurred after March 31, 2011. However, it appears these agreements were entering into on May 27, 2011, the same day the financials were issued. Please revise your disclosure to describe and quantify the significant terms of these agreements. Additionally, as previously requested, please quantify the dollar amounts recorded in the income statement for each period presented.

Response:
Additional disclosure regarding the 2011 Master Supply Agreement and the 2011 Toll Manufacturing Conversion Agreement has been added  to footnote 23, regarding Subsequent Events.  As described in the footnote, both of these agreements were entered into after March 31, 2011 and did not have any impact upon the Company’s financial results or condition as of and during the periods covered by the financial statements.

The Company has advised us that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 8, 2011

We welcome the opportunity to speak with Staff members directly in an effort to expedite your review and to provide for the effectiveness of the Form 10.

Very truly yours,

/s/ Michael R. Epps
Michael R. Epps

MRE/rr
Encl.

cc:   Bryan Pitko
Melissa Rocha
Frank Wyman